FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated February 22, 2023 of Diana Shipping Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 22, 2023	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

DIANA SHIPPING INC.

We create to share

Financial Results for the 4th Quarter of 2022

February 22, 2023

Our Executives

Semiramis Paliou



Director &
Chief Executive Officer

Anastasios Margaronis



Director &
President

Ioannis Zafirakis



Director,
Chief Financial Officer,
Chief Strategy Officer,
Secretary & Treasurer

Maria Dede



Chief Accounting Officer

Our Company's confidence stems from our established track record

Financial Results for the 4th Quarter of 2022

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses' and governments' responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



Diana's key points

41 vessels
in the water*



(+) 1 vessel
to be delivered**

98.9%
AVERAGE FLEET UTILIZATION***



Ultramax
12%
Kamsarmax
10%
Post-Panamax
10%
Newcastlemax
18%
Panamax
12%
Capesize
38%
4.7 MIL DWT CARRYING CAPACITY*



Other
7.1%
Grains
9.8%
Coal
36.9%
Iron Ore
46.3%
22.4 MIL MT CARGO CARRIED 2022



1,020****
people across sea & ashore

- 35 vessels managed by Diana Shipping Services S.A.
- 6 vessels managed by Diana Wilhelmsen Management Limited

DIANA SHIPPING INC.

*As of February 21, 2023. m/v Florida, m/v New Orleans, m/v Santa Barbara & m/v DSI Andromeda bareboat chartered-in.
**m/v tbr. expected to be delivered to the Company by the beginning of April 2023.
***For the year ended December 31, 2022.
****As of December 31, 2022.

Highlights of the 4th Quarter 2022 and recent developments

- In November 2022, declared a cash dividend in the amount of US$0.175 per common share and a special stock distribution of all Series D Convertible Preferred Shares of OceanPal Inc. held by the Company
- In December 2022, released the third annual Environmental, Social and Governance Report
- In December 2022, prepayment of US$22.0m and release of the mortgage over m/v DSI Andromeda
- In December 2022, sale of m/v DSI Andromeda to an unaffiliated Japanese third party for the amount of US$29.85m, and bareboat chartered-in the vessel for a period of 10 years
- In December 2022, delivery of 2 Ultramax dry bulk vessels, m/v DSI Pegasus and m/v DSI Altair
- In January 2023, delivery of an Ultramax dry bulk vessel, m/v DSI Aquarius
- In January 2023, signed a memorandum of agreement for the sale of m/v Aliki for the price of US$15.08m

Highlights of the 4th Quarter 2022 and recent developments

- In February 2023, signed a memorandum of agreement for the sale of m/v Melia, in the aggregate sale price of US$14.0m. US$4.0m was paid in cash upon signing of the memorandum of agreement and the remaining amount was paid upon the delivery of the vessel with 13,157 Series D Convertible Preferred Shares issued by OceanPal Inc., as share consideration for the sale of m/v Melia following the delivery to her new owners

- In February 2023, signed a memorandum of agreement for the purchase of an Ultramax dry bulk vessel, m/v Nord Potomac (tbr.), for a purchase price of US$27.9m, with expected delivery date to the Company by the beginning of April 2023

- In February 2023, entered into a term sheet for a senior secured term loan facility with a major European bank of up to US$100m for the refinancing of 9 vessels, which is subject to successful customary documentation

- In February 2023, declared a cash dividend in the amount of US$0.15 per common share and a special stock distribution of 13,157 Series D Convertible Preferred Shares of OceanPal Inc. held by the Company and announced its intention to declare and pay quarterly cash dividends with respect to the next three quarters of 2023 in an amount of not less than US$0.15 per share

- As of February 16, 2023, we have secured US$162.2m contracted revenues for 68% of the remaining ownership days of the year 2023 and have secured US$39.5m contracted revenues for 14% of the ownership days of the year 2024

Financial Highlights for the 4th Quarter 2022*

	Three months ended December 31, 2022	2021
TC Revenues	$75.7m	$68.8m
Earnings per common share, diluted	$0.27	$0.48

	December 31, 2022	December 31, 2021
Cash, Cash Equivalents, time deposits and Restricted cash	$143.9m	$126.8m
Long-term debt and finance liabilities, net of deferred financing costs	$663.4m	$423.7m

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Recent Chartering Activity

- We secured charters on **5 Ultramax vessels*** chartered at a daily rate of **$14,009** for a remaining average period of **284** days per vessel**
- We secured charters on **8 Panamax/Kamsarmax/Post-Panamax vessels*** chartered at a daily rate of **$14,315** for a remaining average period of **296** days per vessel**
- We secured charters on **4 Capesize/Newcastlemax vessels*** chartered at a daily rate of **$17,622** for a remaining average period of **532** days per vessel**

VESSEL	TYPE	BUILT	RATE
San Francisco	Newcastlemax	2017	$22,000
DSI Pegasus	Ultramax	2015	$14,000
Houston	Capesize	2009	$13,000
G. P. Zafirakis	Capesize	2014	$17,000
Los Angeles	Newcastlemax	2012	$17,700
Myrsini	Kamsarmax	2010	$15,000
Polymnia	Post-Panamax	2012	$15,000
Atalandi	Panamax	2014	$13,250
Leto	Panamax	2017	$14,500
DSI Aquarius	Ultramax	2016	$14,200
Alcmene	Post-Panamax	2010	$13,000
Maera	Panamax	2018	$12,000
DSI Andromeda	Ultramax	2016	$14,250
DSI Aquila	Ultramax	2015	$13,300
Ismene	Panamax	2013	$14,000
DSI Altair	Ultramax	2016	$14,400
Phaidra	Post-Panamax	2013	$25,000



Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25
Previous Charter Period
Fixed Period **

*From November 15, 2022 until February 17, 2023

**Earliest redelivery date

Source: Company's filings with the U.S. Securities and Exchange Commission

DIANA SHIPPING INC.

Summary of Selected Financial & Other Data*

	Three months ended December 31,	
	2022	2021,
Statement of Operations Data	**($ Millions)**	**($ Millions)**
Time charter revenues	75.7	68.8
Voyage expenses	2.8	0.8
Vessel operating expenses	19.5	18.2
Net income	25.7	41.1
Net income attributable to common stockholders	24.2	39.7
Fleet data		
Average number of vessels	38.2	35.0
Number of vessels	42.0	33.0
Weighted average age of vessels	10.2	10.4
Ownership days	3,512	3,216
Available days	3,453	3,184
Operating days	3,393	3,171
Fleet utilization	98.3%	99.6%
Average Daily Results	**(US$)**	**(US$)**
Time charter equivalent (TCE) rate**	21,100	21,364
Daily vessel operating expenses***	5,560	5,657

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

DIANA SHIPPING INC.

Summary of Selected Financial & Other Data*

	For the year ended December 31, 2022	2021
Statement of Operations Data	**($ Millions)**	**($ Millions)**
Time charter revenues	290.0	214.2
Voyage expenses	6.9	5.6
Vessel operating expenses	72.0	74.8
Net income	119.1	57.4
Net income attributable to common stockholders	113.3	51.6
Fleet data		
Average number of vessels	35.4	36.6
Number of vessels	42.0	33.0
Weighted average age of vessels	10.2	10.4
Ownership days	12,924	13,359
Available days	12,449	13,239
Operating days	12,306	13,116
Fleet utilization	98.9%	99.1%
Average Daily Results	**(US$)**	**(US$)**
Time charter equivalent (TCE) rate**	22,735	15,759
Daily vessel operating expenses***	5,574	5,596

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Income Statement*

	Three months ended December 31, 2022 $ Millions	2021 $ Millions
Time charter revenues	75.7	68.8
Expenses		
Voyage expenses	2.8	0.8
Vessel operating expenses	19.5	18.2
Depreciation and amortization of deferred charges	12.2	10.1
General and administrative expenses	7.4	8.1
Management fees to related party	0.1	0.2
Other operating income	0.2	0.3
Operating income, Total	33.4	31.1
Other Income / (Expenses)		
Interest expense and finance costs	(9.8)	(5.2)
Interest and other income	1.5	0.1
Loss on extinguishment of debt	(0.2)	-
Gain on spin-off of OceanPal Inc.	-	15.3
Gain on dividend distribution	0.6	-
Gain/(loss) from equity method investments	0.2	(0.1)
Total other (expenses)/ income, net	(7.8)	10.1
Net Income	**25.7**	**41.1**
Dividends on series B preferred shares	(1.4)	(1.4)
Net Income Attributable to Common Stockholders	**24.2**	**39.7**
Earnings per common share, basic	**0.28**	**0.51**
Earnings per common share, diluted	**0.27**	**0.48**

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Income Statement*

	Year ended December 31, 2022 $ Millions	2021 $ Millions
Time charter revenues	290.0	214.2
Expenses		
Voyage expenses	6.9	5.6
Vessel operating expenses	72.0	74.8
Depreciation and amortization of deferred charges	43.3	40.5
General and administrative expenses	29.4	29.2
Management fees to related party	0.5	1.4
Gain on Sale of Vessels	(2.9)	(1.4)
Insurance Recoveries	(1.8)	-
Other Operating (Income)/Loss	(0.3)	0.6
Operating income, Total	142.7	63.5
Other Income / (Expenses)		
Interest expense and finance costs	(27.4)	(20.2)
Interest and other income	2.7	0.2
Loss on Extinguishment of Debt	(0.4)	(1.0)
Gain on spin-off of OceanPal Inc.	-	15.3
Gain on dividend distribution	0.6	-
Gain/(Loss) from Equity Method Investments	0.9	(0.3)
Total other expenses, net	(23.6)	(6.1)
Net Income	**119.1**	**57.4**
Dividends on series B preferred shares	(5.8)	(5.8)
Net Income attributable to common stockholders	**113.3**	**51.6**
Earnings per common share, basic	**1.42**	**0.64**
Earnings per common share, diluted	**1.36**	**0.61**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Balance Sheet*

- As of December 31, 2022 $663.4 million Total Debt
- $143.9 million of Cash
- Net Debt of $528.5 million

	December 31, 2022	December 31, 2021
Assets	**$ Millions**	**$ Millions**
Cash, cash equivalents, restricted cash and time deposits**	143.9	126.8
Other current assets	17.6	15.4
Total fixed assets	996.7	682.6
Investments in related parties	8.3	7.6
Deferred and other non-current assets	16.4	9.6
Total Assets	**1,182.9**	**842.0**
Liabilities and Stockholders' Equity		
Long-term debt and finance liabilities, net of deferred*** financing costs	663.4	423.7
Other liabilities	32.2	25.1
Total stockholders' equity	487.3	393.2
Total Liabilities and Stockholders' Equity	**1,182.9**	**842.0**

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**Includes $67.5 million restricted cash and time deposits.
***Net of deferred financing costs of $9.0 million.

Current Debt Amortization Profile



CREDIT FACILITIES MATURITIES*
SLB PURCHASE OBLIGATION
SENIOR UNSECURED BOND MATURITY
SLB AMORTIZATION
CREDIT FACILITIES AMORTIZATION*
US$ million
200
180
160
140
120
100
80
60
40
20
0
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
9.1
55.4
64
42.7
9.4
41.6
94
9.8
39.8
50
15.5
125.0
10.2
33.9
185
104.7
10.7
28.2
144
37.3
11.2
7.1
56
11.6
3.8
15
26.0
10.2
3.8
40
6.7
3.8
11
24.4
2.8
1.0
28

* Assuming finalization of the documentation of the new credit facility of up to $100 million.

DIANA SHIPPING INC.

Source: Company

Current Debt Balance Profile



PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING*
US$ million
0
100
200
300
400
500
600
700
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
125
133
363
621
125
123
279
527
125
114
239
478
103
190
293
93
57
150
82
12
94
70
9
79
34
5
39
27
1
28

* Assuming finalization of the documentation of the new credit facility of up to $100 million.

DIANA SHIPPING INC.

Source: Company

Modest All-in Breakeven Costs


27%
4%
3%
13%
3%
11%
39%
Interest expense, net of interest and dividend income $1,910*
Drydock Provision $393**
G&A $1,594***
Operating Expenses $5,574**
Debt and Finance liabilities Amortization $3,773**
Voyage Expenses $537**
Preferred Dividend $446**

Per Day Per Vessel

Free Cash Flow Breakeven =$14,227

As of February 16, 2023	2023	2024
Average Daily Time Charter Rate of Fixed Revenues****	$18,182	$18,921
% of Total Fixed Days	68%	14%

*Includes finance liabilities interest expense
**As of December 31, 2022.
***As of December 31, 2022, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.
*****Assumes earliest redelivery dates of all vessels on charter.
Source: Company

DIANA SHIPPING INC.

Non-speculative & disciplined employment **strategy**

VESSEL	TYPE	BUILT	RATE	CHARTERER
Florida*	Capesize	2022	$25,900	Bunge S.A.
San Francisco	Newcastlemax	2017	$22,000	SwissMarine
DSI Pegasus	Ultramax	2015	$14,000	Reachy Shipping
Houston	Capesize	2009	$13,000	EGPN Bulk Carrier
G. P. Zafirakis	Capesize	2014	$17,000	Solebay
Los Angeles	Newcastlemax	2012	$17,700	NYK Kaisha
DSI Polaris	Ultramax	2018	$13,100	ASL Bulk Maritime
Myrsini	Kamsarmax	2010	$15,000	Salanc Pte. Ltd.
P.S. Palios	Capesize	2013	$31,000	Classic Maritime
Polymnia	Post-Panamax	2012	$15,000	CLdN Cobelfret SA
Atalandi	Panamax	2014	$13,250	Aquavita
DSI Phoenix	Ultramax	2017	$13,250	ASL Bulk Maritime
Leto	Panamax	2010	$14,500	Cargill
Philadelphia	Newcastlemax	2012	$26,000	C Transport
DSI Aquarius	Ultramax	2016	$14,200	Cargill Ocean Transportation
Alcmene	Post-Panamax	2010	$13,000	SwissMarine Pte.
DSI Pollux	Ultramax	2015	$17,000	Delta Corp
Amphitrite	Post-Panamax	2012	$14,250	CLdN Cobelfret SA
New Orleans*	Capesize	2015	$32,000	Engelhart CTP
Maera	Panamax	2013	$12,000	Cargill
DSI Andromeda*	Ultramax	2016	$14,250	Western Bulk Carriers AS
Seattle	Capesize	2011	$26,500	Solebay
Maia	Kamsarmax	2009	$25,000	Hyundai Glovis
DSI Aquila	Ultramax	2015	$13,300	Western Bulk
Crystalia	Panamax	2014	$12,500	Reachy Shipping
Ismene	Panamax	2013	$14,000	ST Shipping
DSI Pyxis	Ultramax	2018	$17,100	Cargill Ocean Transportation
Semirio	Capesize	2007	$19,700	C Transport
Myrto	Kamsarmax	2013	$18,000	Tata NYK Shipping
Newport News	Newcastlemax	2017	$28,000	Koch
DSI Altair	Ultramax	2016	$14,400	Western Bulk
Artemis	Panamax	2006	$21,250	Cargill
New York	Capesize	2010	$23,000	C Transport
Medusa	Kamsarmax	2010	$26,000	Cargill
Santa Barbara*	Capesize	2015	$29,500	Cargill
Selina	Panamax	2010	$22,000	Speed Logistics
Astarte	Kamsarmax	2013	$21,500	Tongli
Boston	Capesize	2007	$20,500	Aquavita
Electra	Post-Panamax	2013	$17,500	Refined Success
Nord Potomac (tbr.)**	Ultramax	2016	-	
Leonidas P. C.	Kamsarmax	2011	$24,500	Cargill
Phaidra	Post-Panamax	2013	$25,000	Commerge Shipping
Melia***	Panamax	2005	$11,000	Oriental Pal
Aliki***	Capesize	2005	$24,500	Koch



Q3/21
Q4/21
Q1/22
Q2/22
Q3/22
Q4/22
Q1/23
Q2/23
Q3/23
Q4/23
Q1/24
Average Daily TC Rate of Fixed Revenues
18,182****
for the remaining of 2023
Average contract duration****
1.20 years
32% Unfixed days****
for the remaining of 2023
Secured Revenues
$162.2m****
for the remaining of 2023
Fixed Period
Previous Charter Period
Period of the vessel not in our possession

*Bareboat charter-in.

**The Company expects to take delivery of the vessel by the beginning of April 2023.

***Vessel sold delivered to her new owners on February 8, 2023.

****As of February 17, 2023.

Source: Company

DIANA SHIPPING INC.

Breakeven vs Estimated Revenue for the remainder of 2023 & 2024*



Estimated Cash Uses vs TC Revenues
$250
$200
$150
$100
$50
$0
USD million
186.1
+ 34.2 million
220.3
Unfixed Rev*** 58.1m
Fixed Revenues 162.2m
213.5
+ 13.6 million
227.1
Unfixed Revenues*** 187.6m
Fixed Revenues 39.5m
C/F Break Even Rate 2023**
TC Revenues 2023*
C/F Break Even Rate 2024**
TC Revenues 2024*



Daily Estimated Cash Uses vs Daily TC Revenues
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
USD per day
14,227
+ 2,614 per day
16,841
Unfixed avg TC rate*** 13,962
Fixed avg TC rate 18,182
14,227
+ 905 per day
15,132
Unfixed avg TC rate*** 14,519
Fixed avg TC rate 18,921
Daily C/F Break Even Rate 2023**
Daily TC Revenues 2023*
Daily C/F Break Even Rate 2024**
Daily TC Revenues 2024*

FFA rates** used for the unfixed revenues calculation**

	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q1 2023	$10,000	$8,900	$10,200	$8,900	$7,000	$8,400
Q2 2023	$14,500	$13,100	$14,500	$13,100	$13,000	$15,600
Q3 2023	$15,900	$14,200	$15,500	$14,200	$18,400	$22,100
Q4 2023	$15,800	$14,000	$15,300	$14,000	$18,400	$22,100
Q1 2024	$13,500	$12,000	$13,300	$12,000	$9,100	$11,000
Q2 2024	$15,700	$13,500	$14,800	$13,500	$13,600	$16,400
Q3 2024	$15,700	$13,500	$14,800	$13,500	$18,400	$22,100
Q4 2024	$15,700	$13,600	$14,900	$13,600	$19,000	$22,900

DIANA SHIPPING INC.

* From February 16, 2023
** As of December 31, 2022 (slide 17)
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
**** As of February 13, 2023
Source: Company's filings with the U.S. Securities and Exchange Commission

Dry Bulk Market Overview



Baltic Exchange Dry Index
Baltic Exchange Capesize Index
Baltic Exchange Panamax Index
Baltic Exchange Supramax Index
Baltic Index
8,500
8,000
7,500
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
Jan-2019
Apr-2019
Jul-2019
Oct-2019
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021
Jul-2021
Oct-2021
Jan-2022
Apr-2022
Jul-2022
Oct-2022
Jan-2023

Source: Clarksons SIN

Key demand drivers


CAGR (2002-e2023)
4.4%
12.0%
5.5%
10.2%


Dry bulk trades in bn tonne-mile and GDP growth YoY
Iron ore
Minor bulk
Grains & Soybeans
Coal
Annual GDP World
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 e2023

Source: Clarksons SIN

Dry bulk

orderbook is
at a historical low

The dry bulk orderbook is at a 20-year low point, total orderbook as % of total fleet is <7%


Dry bulk orderbook in million DWT
Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
YTD


Dry bulk orderbook in % of existing fleet
Total dry bulk
Capesize
Panamax
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
YTD

DIANA SHIPPING INC.

Source: Clarksons SIN

Diana Shipping Inc.'s Summary

- Remain focused on generating and securing free cash flows and rewarding our shareholders with attractive dividends
- Maintain a strong balance sheet that allows us to act opportunistically in renewing and modernizing our fleet
- Committed to our long-term strategy of providing relative stability in a cyclical business with an emphasis on maximizing shareholder value



DIANA SHIPPING INC.

Q & A